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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16247

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING *07/01/16* (MM/DD/YY) AND ENDING *06/30/17* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Insight Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Central Avenue, Suite 265
(No. and Street)

Highland Park	***Illinois***	***60035***
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARLOS LEGASPY **(224)-632-4700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *of individual, state last, first, middle name*)

1 South Wacker Drive, Suite 800	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

aub

OATH OR AFFIRMATION

I, **CARLOS LEGASPY**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **INSIGHT SECURITIES, INC**, as of **JUNE 30, 2017**, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



OFFICIAL SEAL
MOLLY C KETTLER
Notary Public - State of Illinois
My Commission Expires Jun 4, 2019



Signature

CEO

Title



Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Stockholder's Equity.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the Exemption Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Insight Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
June 30, 2017

ASSETS

Cash and cash equivalents	$ 2,006,250
Due from clearing broker	172,845
Other assets	287,603
TOTAL ASSETS	$2,466,698

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 1,618,028
Stockholder's equity	
Class A stock, 100,000 shares authorized, 33,000 at par of $1 issued, 21,000 outstanding	33,000
Class B stock, 200,000 shares authorized, 102,597 at par of $1 issued, 28,466 outstanding	102,597
Paid-in capital	1,065,500
Retained earnings (Accumulated deficit)	(54,067)
Treasury stock, at cost	
Class A stock, 12,000 shares	(36,000)
Class B stock, 74,131 shares	(262,360)
Total stockholder's equity	848,670
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,466,698

The accompanying notes are an integral part of this statement.



RSM US LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Stockholder
Insight Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Insight Securities, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7B) of the Company for the year ended June 30, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7B. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7B with respective cash disbursement record entries, noting no differences.

b. Compared the Total Revenue amount reported on the audited Form X-17A-5 (FOCUS Report) for the year ended June 30, 2017 with the Total Revenue amount reported in Form SIPC-7B for the year ended June 30, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7B with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7B and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Chicago, Illinois
August 28, 2017

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

SIPC-7B
(34-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7B
(34-REV 6/17)

For the fiscal year ended JUNE 30, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

016247 FINRA JUN
INSIGHT SECURITIES INC
600 CENTRAL AVE STE 265
HIGHLAND PARK IL 60035-3257

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2f from page 2) $ 29,673

B. Less payment made with SIPC-6 filed and SIPC-7 if applicable (exclude interest) (15,967)
01/31/2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,706

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,706

G. PAYMENT: √ the box
Check mailed to P.O. Box [✓] Funds Wired [ ]
Total (must be same as F above) $ 13,706

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INSIGHT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

VICE-PRESIDENT
(Title)

Dated the 27 day of JULY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMOUNTS FOR APPLICABLE PERIODS.

Item No.	TOTAL REVENUE	beginning 07/01/2016 and ending ~~12/31/2016~~	beginning 01/01/2017 and ending ~~06/30/2017~~
		Eliminate cents	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 20,532,519 (the sum of both periods)	$ 8,299,399	$ 12,233,120
2b. Additions:			
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
(2) Net loss from principal transactions in securities in trading accounts.			11,294
(3) Net loss from principal transactions in commodities in trading accounts.			
(4) Interest and dividend expense deducted in determining item 2a.			
(5) Net loss from management of or participation in the underwriting or distribution of securities.			
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.			
(7) Net loss from securities in investment accounts.			
Total additions		8,299,399	12,244,414
2c. Deductions:			
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		325,142	436,775
(2) Revenues from commodity transactions.			
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,587,313	2,670,220
(4) Reimbursements for postage in connection with proxy solicitation.			
(5) Net gain from securities in investment accounts.			
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)			
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ $______			
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ $______			
Enter the greater of line (i) or (ii)			
Total deductions		1,912,455	3,106,995
2d. SIPC Net Operating Revenues		$ 6,386,944	$ 9,137,419
2e. General Assessment at applicable rate for assessment period.		$ 15,967 @.0025	$ 13,706 @.0015
2f. Total General Assessment add both columns.		$ 29,673 (to page 1, line 2.A.)	